MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2006

This Management's Discussion and Analysis has been prepared to provide a more substantive discussion on the business of Micromem Technologies Inc. (hereinafter referred to as "Micromem", the "Company", "we", "us" or "our") and to assist in analyzing the consolidated financial statements for the 3 months ended July 31, 2006.

I. OVERVIEW

1. Technology:

We are a development stage Company that currently operates in a single segment as a developer of non-volatile magnetic memory technology (the "Technology"). Nonvolatile memory implies the ability to retain information after power has been shut off. Our Technology is based on our ability to use magnetic materials in combination with a sensor to record a state of magnetization as a mechanism of data storage.

Developments during 2005:

We hired Dr. Cynthia Kuper in January 2005 as Chief Technology Officer to coordinate and oversee all of our research and development efforts, to manage the development of our patents and intellectual property and to initiate discussions with potential joint development partners in the industry.

In fiscal 2005, we established certain goals and milestones relating to our technology. This included further development and optimization of our 1 bit prototype device and initial work on the development of an array. Additionally we set the objective of initiating discussions with potential joint development partners. Finally we set the objectives of consolidating our patent position and improving our financial reporting capabilities and internal controls.

We have conducted our research in conjunction with several research collaboration partners under formal agreements. These partners include Materials and Manufacturing Ontario ("MMO") and Communications and Information Technology Ontario ("CITO") (collectively referred to herein as the Ontario Centres of Excellence ("OCE")) and the University of Toronto.

In June 2005, we signed a new license agreement ("the License Agreement") with the University of Toronto and the OCE, the key terms relating thereto are as summarized in the footnotes to the financial statements as of July 31, 2006.

Developments during 2006:

In fiscal 2006 the Company began to actively pursue strategic development partners for its technology.

Pursuant to our goals relating to our technology, this quarter reflects a significant shift away from research-oriented tasks and onto commercial development. We have extracted data at the University of Toronto, in the laboratory of professor Harry Ruda, on our single bit prototypes and used that data for marketing purposes in the commercial sector. We have entered into discussions with foundries and fabrications houses, as well as large electronics companies that would be a customer of the technology.

On May 30 2006 we announced that one of the potential customers that we were in discussions with is Omron Corporation. The Company disclosed at that time that we had undertaken an investigation into our MRAM technology with Omron for incorporation into RFID products. Omron is a large supplier of reliable, advanced electronic and RFID components. In June 2006 the Company's representatives met with senior Omron officials in Japan to pursue these discussions which continue as of July 31, 2006. The Company anticipates that an initial project with Omron may be launched prior to December 31, 2006.

The Company has addressed technical issues regarding transitioning its MRAM device onto a silicon platform. Presently the Company's technology is prototyped on gallium arsenide.

Through the course of discussions with potential joint development partners, manufacturers and customers the Company has concluded that it would benefit greatly from a switch to silicon in addition to its technology on gallium arsenide for niche markets. This transition has required a redesign of the Company's technology without abandoning our core competency and intellectual property base. This has been accomplished and will be the subject of several new patent filings.

The Company has entertained discussions with ONAMI (Oregon Nanoscience and Microelectronics Institute) located in Corvallis, Oregon. Micromem sees great opportunity in the Pacific-Northwest region of the United States for commercial growth as a developing semiconductor Company. The region's resources are of great interest to the Company in the way of research facilities, fabrication houses and distributors of the Company's technology. This region, in an addition to other locations, supports the Company's interest in manufacturing on gallium arsenide for niche markets as well manufacturing on silicon for wider commercial adoption particularly for wireless devices.

In May 2006, the Company initiated discussions with a North American-based company in pursuit of a potential joint development agreement. A series of meetings took place in June-July 2006 with this Company and these discussions continue as of July 31, 2006.

In pursuit of these discussions the Company engaged an engineering consulting firm based in California to provide assistance in updating and expanding the Company's development and commercialization timetable, including plans to add a silicon-based platform for MRAM applications.

Initial meetings were held with industry fabricators to pursue discussions and plans to expand the Company's development efforts from the UofT to the industrial and commercial marketplace. Those discussions continue at July 31, 2006.

In June 2006 the Company expanded its patent portfolio with two new filings.

The Company continues to work with the UofT and is now planning the next 12 months of those research and development initiatives.

2. Operations :

We have a small full-time staff compliment of 7 people including the President, Chief Technology Officer and Chief Financial Officer. The bulk of the research being completed is through our research partners as described above.

Our activities over the past several years have been aimed at pursuing our research initiatives and to continue to raise financing in order to support these initiatives.

3. Financial:

The Management Discussion and Analysis of financial condition and results of operations for the years ended October 31, 1999-2005 have previously been released and should be read in conjunction with the consolidated financial statements and related notes in this report.

We continue to raise capitals to fund our current obligations. The Company has raised $890,528 of financing in the 3 months ending July 31, 2006 through the issuance of common shares and through the exercise of outstanding stock options and common share purchase warrants. The 9 month year-to-date total financing raised is $1,415,528 from these sources; in 2005 the Company similarly raised $2,201,300.

The Company reports a 3 month loss to July 31, 2006 of $530,730 and a year-to-date loss of $1,598,620 (including non-cash stock compensation expense of $143,786); the 2005 loss was $4,035482 (including non-cash stock compensation expense of $1,721,742).

The Company reports a substantial deficit at July 31, 2006. The Company also reports a working capital deficiency of $114,137 at July 31, 2006 however this includes $439,000 of accounts payable that are deferred obligations and are not expected to be discharged over the next 12 months.

4. Compliance Matters :

We have limited personnel and historically have identified weaknesses in our internal control and reporting procedures.

In 2005 we added new accounting personnel and have arranged for an independent review of our internal accounting procedures and controls by an independent firm of Chartered Accountants. These recommendations are being implemented over the 2006 fiscal year so that we will be fully compliant with all of the requirements of the Sarbanes-Oxley legislation.

We are currently in full compliance with all financial reporting requirements. We have engaged the services of an independent firm of Chartered Accountants to complete our income tax return filings in both Canadian and U.S. jurisdictions.

5. Accounting Policies:

Our financial statements are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which, in our case, conform in all material respects to generally accepted accounting principles in the United States.

6. Key Variables:

In order for us to be successful in future, to develop licensing agreements and to realize profitable operations, we must successfully complete our research initiatives, identify strategic partners and enter into licensing agreements with such partners. We must continue to raise the required level of capital in order to support these initiatives.

II. GOING CONCERN

The consolidated financial statements have been prepared on the "going concern" basis, which presume s that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future.

The consolidated financial statements do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should we be unable to continue in business. If the "going concern" assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

We have incurred substantial losses to date. It will be necessary for us to raise additional funds in order to continue to develop, test and commercially explore our technolo gies. There is no certainty that such financing will be available in the future.

Our ability to continue, as a going concern is dependent upon completing the development of our technology for particular applications, successfully bringing our technology to market, achieving profitable operations and obtaining additional financing. The outcome of these matters cannot be predicted at this time.

III. OPERATING RESULTS AND FINANCIAL POSITION

Table 1 sets forth selected information from the consolidated statements of operations and deficit for the fiscal years ending October 31, 2000-2005 and the quarters ending January 31, April 30 and July 31, 2006. Table 2 sets forth selected information from the consolidated balance sheets for the fiscal years ending October 31, 2000-2005 and the quarter ending July 31, 2006.

Three Months Ending July 31, 2006 Compared to Three Months Ending July 31, 2005:

We reported $1,025 of interest income in the quarter ending July 31, 2006 (2005: $1,043).

Operating costs and expenses were $531,395 for the quarter compared to $1,727,974 for the quarter-ending July 31, 2005; the significant differences were:

a.  Stock compensation expense (a non-cash charge) was nil (2005: $903,040); the Company did not approve any stock options in the current quarter.

b.  Administration costs decreased from $130,010 in 2005 to $106,583 in 2006; these costs include office expenses, public Company expenses, insurance and rent. The differences are not significant.

c.  Professional, management and consulting fees decreased from $418,265 in 2005 to $224,206 in 2006; the Company has incurred less legal expenses in 2006 and is exercising greater control over such expenditures.

d.  Wages and salaries increased to $69,671 in 2006 from $31,809 in 2006; the Company has re-billed less of these costs to other entities under common shareholder control in 2006.

e.  Research and development costs decreased from $201,700 in 2005 to $39,267 in 2006; included in 2005 was a lump sum payment to the University of Toronto of $125,000 whic h are now recurring in 2006.

f.  Travel and entertainment costs increased to $82,136 in 2006 from $50,989 in 2005; in June 2006 the Company incurred $32,000 of expenses with respect to a visit to Omron in Japan; additionally, the Company's CTO has had more travel expenses in 2006.

IV. UNAUDITED QUARTERLY FINANCIAL INFORMATION

Table 3 presents certain quarterly information for the 2005-2006 fiscal years.

V. LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Table 4 provides a summary of the financing raised by us in 2005-2006.

We currently have no cash flow from operations and will have none until we are in a position to either license or directly produce and sell products utilizing our memory technologies. As at July 31, 2006, our net working capital position was ($474,295). This amount reflects approximately $439,000 of accrued liabilities which are deferred obligations and which will not be discharged until we have the funds to do so. For the same period last year, we had net working capital of $593,303. We must obtain financing to continue funding future research and development. We continue to pursue equity sources of financing to meet our working capital requirements.

We currently have no lines of credit in place and must obtain equity financing from investors and from investors who hold outstanding options and warrants in order to meet our cash flow needs until we generate revenues.

We have granted to our directors, officers and other employees options to purchase shares at prices that are at or above market price on the date of grant. A summary of the outstanding options and warrants are provided in Table 5.

Capital Resources

We have no material commitments for capital expenditures as of July 31, 2006.

VI. CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are set forth in Note 3 to our consolidated financial statements, which should be read in conjunction with management's discussion of the Company's critical accounting policies and estimates set forth below.

Our financial statements are prepared in conformity with Canadian generally accepted accounting principles, which require our management to make estimates and assumptions which can affect the reported balances. In determining estimates of net recoverable amounts and net realizable values, or whether there has been a permanent impairment in value, we rely on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

Accounts recorded in foreign currency have been converted to United States dollars as follows:

  Current Assets and Current Liabilities at the prevailing exchange rates at the end of the year;
  Other Assets at historical rates;

  Revenues and expenses are translated at the average monthly exchange rate which rate approximates the rate of exchange prevailing at the transaction dates; and

  Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

Until October 31, 2004, for all awards of employee stock-based compensation granted after January 1, 2002, we recognized employee stock-based compensation costs under the intrinsic value-based method and provided proforma disclosure of the impact on net income and earnings per share as if the fair value-based method has been applied. Effective November 1, 2004, we have adopted the fair value method of accounting for employee stock-based compensation costs. Accordingly the financial statements at October 31, 2004 has been restated for the effect of the stock-based compensation costs that we had incurred to that date, which expense previously was disclosed on a proforma basis. The stock-based compensation expense for options granted since October 31, 2004 has been reflected as an expense in the consolidated statement of operations.

We are a development stage Company. Research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under Canadian GAAP.

VII. COMMITMENTS AND CONTINGENCIES :

Refer to the commentary included in the Section I.1 on Technology which outlines our current initiatives and obligations.

a.   Technology development agreement with Estancia:

To the extent that revenues are generated by us relating directly and specifically to the VENRAM Patents, we are obligated to pay Estancia 32% of the gross profit realized less expenses agreed to by the parties and 32% of any unit royalties realized less direct expenses. To date no revenues have been generated.

b.   Operating leases:

We have operating lease commitments which expire in 2010 with respect to our head office. The future annual minimum annual lease payments are approximately as between 2006 - 2010 are $98,400 per annum.

c.   Legal matters:

In the normal course of business, Micromem and its subsidiaries are involved in various legal actions. In management's opinion, the ultimate disposition of these actions, individually or in aggregate, will not have a material adverse effect on our financial condition. We have agreed to indemnify our directors and officers and certain of our employees in accordance with our by-laws. We maintain insurance policies that may provide coverage against certain claims.

d.   Royalties:

Refer to the commentary in Appendix 1, which outlined our obligations under the terms of the License Agreement signed in June 2005.

e.   Contracts:

In January 2005, we entered into an employment contract with Dr. Cynthia Kuper for her services as our Chief Technology Officer. The agreement extends for 2 years with a cancellation clause which can be executed by us at any time with 4 months notice provided. The base remuneration stipulated in the contract is $260,000 per year. We have granted the Chief Technology Officer 100,000 options to purchase Common Shares exercisable at $0.68 per share which expire in January 2011, and 300,000 options to purchase Common Shares exercisable at $0.80 per share which expire 45 days after the end of the above-noted employment agreement.

On May 29, 2005, we entered into a new employment agreement with our Chairman of the Board of Directors, Salvatore Fuda (the "Chairman"), for a period from January 1, 2005 through September 30, 2009. Under the terms of the agreement, the Chairman has been retained to provide certain management services to us. We have agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over-year basis commencing as at December 31, 2005 subject to a minimum annual compensation amount of $150,000. At our option we can pay cash or issue common shares as compensation providing that the cumulative maximum number of shares that we can issue under the agreement is 2 million common shares.

VIII. ACTIVITY DURING THE 9 MONTHS ENDING JULY 31, 2006:

The following significant events have occurred during the current fiscal year:

(a)  In December 2005, we revised the terms of the unit private placements completed during fiscal 2005. In each case the unit was revised to consist of one common share, one Series A warrant expiring on June 30, 2006 and one Series B warrant expiring on December 31, 2006. The remaining terms of the Series A and Series B warrants were unchanged.

(b)  As of July 31, 2006 the Company granted a total of 450,000 options to officers and a director at exercise prices from $.60 to $.72 with expiry dates extending through 2011.

(c)  Officers and directors exercised a total of 2,850,000 options and the Company realized proceeds of $855,000.

(d)  A total of 771,883 common share purchase warrants were exercised and the Company realized proceeds of $485,548.

(e)  The Company completed a Unit priva te placement and realized proceeds of $75,000.

(f)  On May 30, 2006 the Company announced an agreement with Omron Corporation to investigate viable MRAM technology. Under the agreement, Omron will evaluate the performance and suitability of the Company's MRAM memory as it relates to Omron's array of RFID products. Omron is a large supplier of reliable advanced electronic and RFID components.

In June 2006 the Company's representatives met with senior Omron officials in Japan to pursue these discussions which continue as of July 31, 2006. The Company anticipates that an initial project with Omron may be launched prior to December 31, 2006.

(g) In May 2006, the Company initiated discussions with a North American-based Company in pursuit of a potential joint development agreement. A series of meetings took place in June-July 2006 with this Company and these discussions continue as of July 31, 2006.

In pursuit of these discussions the Company engaged an engineering consulting firm based in California to provid e assistance in updating and expanding the Company's development and commercialization timetable, including plans to add a silicon-based platform for MRAM applications.

(h) Initial meetings were held with industry fabricators to pursue discussions and plans to expand the Company's development efforts from the UofT to the industrial and commercial marketplace. Those discussions continue at July 31, 2006.

(i) In June 2006 the Company expanded its patent portfolio with two new filings.

(j) The Company continues to work with the UofT and is now planning the next 12 months of those research and development initiatives.

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Table 1

Micromem Technologies Inc
Management Discussion and Analysis
July 31, 2006

Selected statement of Operations and Deficit information (all amounts in United States dollars)

Fiscal year	Interest and		Loss per share
ending October 31,	other Income	Net Loss	(basic and fully diluted)

2005	8,703	(4,035,483)	(.060)

2004	4,746	(2,314,298)	(.043)

2003	20,121	(1,767,965)	(.038)

2002	165,892	(14,565,515)	(.300)

2001	185,590	(9,187,377)	(.210)

2000	140,231	(16,940,613)	(.443)

Quarter ending:

July 31, 2006	1,025	(530,370)	(0.01)

July 31, 2005	1,043	(1,726,931)	(0.04)

Table 2

Micromem Technologies Inc
Management Discussion and Analysis
July 31, 2006

Selected Balance Sheet Information (all amounts in United States dollars)

Fiscal year	Working capital	Capital assets			Shareholders equity
ending October 31,	(deficiency)	at NBV	Other Assets	Total Assets	(deficit)

2005	(74,831)	-	-	728,375	(74,831)

2004	34,685	2,925	-	474,234	37,610

2003	100,670	3,768	-	350,138	104,438

2002	1,368,589	98,654	307,698	1,583,422	1,391,903

2001	3,455,108	336,839	10,332,971	14,454,470	14,124,918

2000	1,076,127	31,125	227,523	2,219,987	1,684,775

Quarter ending

July 31, 2006	(114,137)	-	-	598,481	(114,137)

July 31, 2005	593,303	2,469	-	1,229,065	595,772

Table 3

Micromem Technologies Inc
Management Discussion and Analysis
July 31, 2006

Unaudited quarterly financial information (all amounts in United States dollars)

			Loss/share
Quarter ending	Revenues	Loss for the quarter	Basic and fully diluted

October 31, 2004	117	429,289	0.01

July 31, 2004	450	1,621,839	0.03

April 30, 2004	3,658	70,876	0.00

January 31, 2004	521	192,294	0.00
	4,746	2,314,298	0.04

October 31, 2005	7,070	(1,380,802)	0.03

July 31, 2005	1,043	(1,726,931)	0.03

April 30, 2005	301	(474,227)	0.01

January 31, 2005	289	(453,523)	0.01
	8,703	(4,035,483)	0.08

January 31, 2006	1,219	(734,482)	0.01

April 30, 2006	-	(333,768)	0.01

July 31, 2006	1025	(530,370)	0.01
	2,244	(1,598,620)	0.03

Table 4

Micromem Technologies Inc
Management Discussion and Analysis
July 31, 2006

Financing raised by the Company in the 2005-2006 fiscal years:

Date of financing		2006			2005

	Shares	Price/share	$	Shares	Price/share	$

Private placement
December 2004				1,028,334	0.60	617,000
March 2005				1,300,000	0.65	845,000
March 2005				14,000	0.75	10,500
May 2006	150,000	0.50	75,000

Exercise of warrants
Aug - Oct 2004				2,031,250	0.08	162,500
June - Sept 2004
October 2004				400,000	0.11	44,000
June 2006	771,889	mixed	485,548

Exercise of options
June 2005	-	-	-	1,820,000	0.30	553,600
January 2006	150,000	0.30	45,000
February-march 2006	1,600,000	0.30	480,000
May-July 2006	1,100,000	0.30	330,000
	3,771,889		1,415,548	6,593,584		2,232,600

Table 5

Micromem Technologies Inc
Management Discussion and Analysis
July 31, 2006

Outstanding options

Number of options	Strike price	Expiry date

300,000	0.60	3/22/2007
300,000	0.80	2/22/2007
100,000	0.91	6/17/2009
2,500,000	0.30	7/18/2009
1,800,000	0.65	6/16/2009
2,650,000	0.72	5/27/2010
7,650,000	0.57 (average)

Total proceeds if all options exercised		$4,339,000

Outstanding Warrants

688,844	0.60	9/30/2006
1,028,334	0.60	12/31/2006
870,000	0.65	9/30/2006
1,300,000	0.65	12/31/2006
5,250	0.75	9/30/2006
14,000	0.75	12/31/2006
1,000,000	0.70	12/31/2006
800,000	0.70	12/31/2006
150,000	0.50	5/31/2007
5,856,428	0.65 (average)

Total proceeds if all warrants exercised		$3,795,000